SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
                                AMENDMENT NO. 7
     TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                                AMENDMENT NO. 7
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CIRCON CORPORATION
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                            NAME OF SUBJECT COMPANY

                             USS ACQUISITION CORP
                      UNITED STATES SURGICAL CORPORATION
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                                    BIDDERS

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         TITLE OF CLASS OF SECURITIES

                                  172736 10
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                      CUSIP NUMBER OF CLASS OF SECURITIES

                               THOMAS R. BREMER
                             USS ACQUISITION CORP
                    C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                          NORWALK, CONNECTICUT  06856
                          TELEPHONE:  (203) 845-1000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                with a copy to

                             PAUL T. SCHNELL, ESQ
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000



          United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No.1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No.3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, and Amendment No. 6 dated September 18, 1996, with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), at a price of $18.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"). This Amendment No. 7 to Schedule 14D-1 also constitutes Amendment No. 7 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase referred to therein.

     ITEM 10.  ADDITIONAL INFORMATION.

          Item 10(f) of Schedule 14D-1 is hereby amended and supple-mented as follows:

          On September 30, 1996, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(17) and is incorporat-ed herein by reference, relating to the extension of the Offer until 6:00 p.m., New York City time, on December 13, 1996, unless further extended. The Offer was scheduled to expire at 6:00 p.m., New York City time, on September 30, 1996.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(17) Text of Press Release issued by United States Surgical Corporation on September 30, 1996.



                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

     Dated:   October 1, 1996

                                     USS ACQUISITION CORP.

                                      By: /s/ THOMAS R. BREMER
                                          ---------------------------
                                         Name:  Thomas R. Bremer
                                         Title: President

                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                         ----------------------------
                                        Name: Thomas R. Bremer
                                       Title: Senior Vice President and
                                              General Counsel


                                 EXHIBIT INDEX

     EXHIBIT             EXHIBIT NAME

        (a)(17) Text of Press Release issued by United States Surgical Corporation on September 30, 1996.